Exhibit 99.1

Innocoll Holdings plc Announces Proposed Public Offering of Ordinary Shares

ATHLONE, Ireland, June 13, 2016 — Innocoll Holdings plc (Nasdaq: INNL) a global, specialty pharmaceutical and medical device company with late stage development programs targeting areas of significant unmet medical need, today announced plans to conduct, subject to market and other conditions, an underwritten public offering of its ordinary shares, in an aggregate amount of up to $65 million. Of the ordinary shares in the offering, $50 million of ordinary shares are expected to be offered by Innocoll, and $15 million of ordinary shares are expected to be offered by selling shareholders. Innocoll will not receive any proceeds from the sale of ordinary shares by the selling shareholders. As part of this offering, the selling shareholders intend to grant the underwriters a 30-day option to purchase up to an additional $9.75 million of ordinary shares sold in connection with the offering to cover overallotments, if any.

Morgan Stanley is acting as lead book-running manager and Piper Jaffray & Co. is acting as joint book-running manager for the proposed offering.

The securities described above are being offered by Innocoll pursuant to a "shelf" registration statement on Form F-3 (File No. 333-207184), as amended, previously filed with the Securities and Exchange Commission (SEC) and declared effective on May 23, 2016. The offering will only be made by means of a preliminary prospectus supplement and accompanying base prospectus, copies of which may be obtained at the SEC’s website at www.sec.gov and, when available, from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the offering, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Innocoll Holdings plc

Innocoll is a global, commercial-stage specialty pharmaceutical and medical device company. The company's late stage product candidate pipeline is focused on addressing a number of large unmet medical needs, including: XARACOLL for the treatment of postoperative pain; INL-002, a gentamicin-collagen topical matrix for the adjuvant treatment of diabetic foot infections; and INL-003, a barrier for the prevention of post-surgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®.

Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to Innocoll's expectations regarding the completion, timing and size of the proposed public offering, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "anticipate," "believe," "estimate," "expect," "intend," "goal," "may," "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. These risks and uncertainties include, without limitation, risks and uncertainties related to market conditions and satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that Innocoll will be able to complete the proposed public offering on the anticipated terms, or at all. We undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in our Annual Report on Form 20-F for the year ended December 31, 2015, filed on March 17, 2016, and our other reports filed with the Securities and Exchange Commission.

Corporate:

Pepe Carmona

Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Jeannie Sorenson, M.D.

Vice President, Investor Relations

(314) 458-7355

jsorenson@innocoll.com